Exhibit 99(p)(23)

Robeco Code of Conduct

Document information

Title	Robeco Code of Conduct
Author	Compliance
Version	2.0
Date	30 March 2026
Status	Final

Code of Conduct

Contents

1.	Introduction	4

2.	Who we are	5

3.	Our core principles of conduct	8
3.1	We treat our clients and business partners fairly	8
3.2	We act in the interest of Robeco	8
3.3	We treat each other with respect	9
3.4	We take our responsibility as a sustainable investor seriously	9

4.	How we deal with the principles day by day	11
4.1	Applying the principles in practice	11
4.2	Creating a safe and respectful working environment together	12
4.3	A practical checklist for conduct-related dilemmas	12
4.4	Where to seek advice and support	13

5.	Violations of the Code of Conduct	14
5.1	We all have an important responsibility	14
5.2	Different reporting channels	14
5.3	Conduct management	15

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1.	Introduction

Dear colleague,

This Code of Conduct is a guide to how we conduct ourselves in our interactions with others. It helps us understand what is appropriate in our daily work. We want to be transparent about our expectations so we all can contribute to the organization we aspire to be. We hold ourselves accountable for both our colleagues and our stakeholders.

Robeco is a performance-driven and result-oriented organization. It is a key part of our identity, our corporate culture and our success. Performance at Robeco is a combination of both financial results and the appropriate conduct.

You are our most valuable asset, you represent Robeco. Without you, our products will not be sold, our research will not be shared, our technology will not innovate and our company will not excel. Our collective behavior and your personal behavior are what ultimately make or break Robeco.

This Code of Conduct applies to all colleagues within the Robeco group worldwide. ‘All colleagues’ means all current, former and contingent employees, whether full-time, part-time, permanent, temporary, internships or on secondment. Everyone is and must feel included.

Adhering to the Code of Conduct is also everyone’s responsibility at Robeco. Each of us is expected to read and know the Code of Conduct, understand what the Code means in your daily work and be committed to apply the Code in everything you do. You acknowledge that there can be serious consequences for non-compliance with the Code of Conduct for Robeco and yourself. You are encouraged to seek guidance from your manager, a compliance officer, HR business partner, internal confidential advisor, or other relevant function if you are unsure how to act in a certain situation.

This includes speaking up and reporting any suspected or actual violations of the Code of Conduct. Such reporting is essential for living up to our core values and maintaining a healthy, safe work environment for everyone within Robeco. Retaliation against those who report violations or raise ethical concerns in good faith is not tolerated.

I rely on you to apply the Code of Conduct whenever you act within or on behalf of Robeco. Because together we can ensure that for our approximately 1,100 colleagues, Robeco is a place where people feel welcome, colleagues feel empowered to do their best and we work together toward optimal results for all our stakeholders.

Thank you,

Karin van Baardwijk
CEO Robeco

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2.	Who we are

Our foundation

Mission

We enable our clients to achieve their financial and sustainability goals by providing superior investment returns and solutions.

Values

Our core values reflect the essence of Robeco and serve as a reference for our daily work. They create and strengthen a clear and shared identity and drive the behavior needed to successfully achieve our strategic ambitions. Robeco has four core values:

1.	Client-centric: We always act in the best interest of our clients.
2.	Connecting: We help each other be successful.
3.	Sustainable: We act responsibly for Robeco, the environment, and our society.
4.	Innovative: We are inquisitive and goal driven.

Our long-term ambition

Our five key investment strengths - sustainable, quantitative, thematic, credit and emerging markets investing - are founded on Robeco’s intellectual capital and reinforce each other. Together they form a complementary engine for generating specialized alpha.

Robeco’s strategy represents a natural progression of that foundation. It builds on our strong heritage and proven alpha capabilities, while setting a clear long-term ambition: to become the preferred independent asset manager for specialized alpha across Europe and Asia-Pacific.

What we do

Founded in 1929, Robeco is an international asset manager that uses a combination of fundamental, sustainable and quantitative research. With our headquarters in Rotterdam, we have multiple international offices around the world, from Australia to Asia, the US and Europe.

Achieving our clients’ goals is central to our mission. By listening closely to their feedback, adapting our processes and developing new solutions, we aim to meet their unique needs, ambitions and challenges, helping them move forward with confidence.

We contribute to economic stability by, for example, helping pension funds provide financial security to their participants and investing in companies that generate employment. Through our commitment to sustainability we also aim to play a part in addressing the challenges of our time, such as climate change, protecting biodiversity and promoting social equality.

Research and innovation

Research is the foundation of every investment decision at Robeco. Our identity as The Investment Engineers reflects our belief that rigorous analysis, data and testing are essential to delivering consistent investment outcomes. Every strategy and product is thoroughly researched and continuously evaluated before and after it is offered to clients. Innovation at Robeco is driven by curiosity, critical thinking and a willingness to learn — including learning from past mistakes.

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By continuously investing in research and innovation, we aim to stay ahead of developments in financial markets, regulation and client needs, and to translate knowledge into practical, high-quality investment solutions.

A culture of connection
Everyone at Robeco is equally essential to our operations, but that does not mean we are all the same. Quite the contrary, actually: we actively seek out employees with unique perspectives, qualities and talents to make us stronger as a whole. We know that embracing our differences and creating a culture where every colleague feels equally valued is vital for Robeco to thrive. Our differences can be our gold. But in order to strike it, we must be connected.

To achieve such a culture of connection, we need all of us to be open, stay curious and respect other people, views and perspectives. No one is asking you to change your beliefs, only to listen to others and accept that they can have other views and beliefs than you. That way, every single one of us can feel equally valued here, regardless of what we look like, where we come from or whom we love.

Personal leadership at Robeco

Personal leadership and individual accountability are key to upholding our core values, delivering on our strategic goals and maintaining a healthy integrity culture. To provide guidance on said expectations, we have developed the following leadership priorities:

Secure base

>	I create an environment of trust and support to ensure my colleagues feel valued, included and can thrive
>	I support colleagues to explore new opportunities, use their full potential, and seek guidance

Delivering results

>	I am focused on achieving and exceeding goals aligned with Robeco’s mission, strategy and values
>	I demonstrate competence and resilience, adapting to challenges and finding effective solutions

Growth

>	I see success, challenge and failure as equal drivers for personal and professional growth
>	I embrace mutually constructive feedforward and courageous conversations

These leadership priorities guide how we act in our daily practice and how we – colleagues and managers alike – develop in growing further.

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3.	Our core principles of conduct

The core principles of conduct set out below are structured around the different stakeholders that may experience the impact of your conduct in practice:

•	Our clients and business partners, including suppliers
•	Our company
•	Your colleagues
•	Society at large, including regulators, peers, NGOs, and governments

These principles help us to maintain a culture of honesty, integrity and accountability, based on trust and confidence. You are expected to follow these principles in every aspect of your work and all your dealings with clients, colleagues and other stakeholders as a representative of Robeco. We also expect you to perform your duties with due skill, care and diligence.

Many core principles and their surrounding processes are worked out in further detail in Robeco’s policies and procedures or external laws and regulations. An overview of links can be found at the end of this document. You are expected to be familiar with the internal policies and procedures that apply to your role or activities within Robeco and adhere to this internal guidance in your daily practice.

Please do not hesitate to actively seek guidance from your manager, a compliance officer, HR business partner, internal confidential advisor or other relevant function if the core principles provide insufficient or unclear guidance in a particular scenario.

3.1	We treat our clients and business partners fairly

-	We put the interests of our clients first and are client-centric.
-	We offer transparent products that meet our clients’ needs, and we strive to communicate in an honest and clear way about such products.
-	We use reasonable care and prudent judgment when managing clients’ assets.
-	We seek to work with clients and business partners who share our values and work to the same high standards as ourselves.
-	We always treat our clients and business partners with respect and value a long-lasting relationship over a short-term profit.
-	We treat information about our clients and business partners with utmost care and confidentiality.
-	We identify, assess, manage and mitigate (potential) conflicts of interests in relation to clients and business partners and are transparent about such conflicts should they occur.
-	We are guided by our clients’ preferences and do not engage in mis-selling or any other violations of consumer protection laws.
-	We apply a zero-tolerance approach to bribery and corruption, and do not give or receive gifts and entertainment if that implies you cannot act independently in your current or future actions on behalf of Robeco.

3.2	We act in the interest of Robeco

-	We are committed to live up to Robeco’s core values in everything we do and strive to always act in Robeco’s interests and to safeguard our reputation.

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-	We are familiar with Robeco’s internal policies and procedures and are committed to comply with these in our daily practice.
-	We promote a healthy risk culture, always striving for a sound balance between risk and reward and taking rigorous responsibility for managing risks and compliance in everything we do.
-	We actively contribute to Robeco’s business continuity, safety at the workplace and protection of Robeco’s property and tangible and intangible assets.
-	We protect personal and other confidential data from clients, colleagues and business partners by handling data in a lawful manner. We use data only for specified and legitimate purposes and only keep it as long as needed.
-	We are committed to the responsible usage of Big Data analytics and AI in all our business activities.
-	We identify, assess, manage and mitigate (potential) conflicts of interests within Robeco or with personal interests and are transparent about such conflicts if they occur.
-	We protect Robeco from being misused to facilitate financial economic crimes, tax offences and environmental and social violations by acting in accordance with applicable policies and procedures.
-	We identify and safeguard confidential and internal information and make sure such information is protected, only used for its intended purposes and shared via appropriate channels.
-	We refrain from any form of market abuse (e.g., front running, market manipulation) by carefully adhering to the policies regarding market abuse and private investment transactions.
-	We speak up in a timely and constructive manner when witnessing behavior inconsistent with this Code of Conduct.

3.3	We treat each other with respect

-	We create and maintain a safe working environment, ensuring everyone can thrive and feels valued and included, which enhances employees’ engagement, improves the well-being of our colleagues and creates a strong performance culture.
-	We treat each other with respect, do not tolerate discrimination of any nature and strive for equal opportunities for all employees irrespective of gender, race, color, ethnic or social origin, religion or belief, disability, age or sexual orientation.
-	We refrain from any form of misconduct or unacceptable behavior, such as harassment (sexual or otherwise), intimidation, (micro) aggressive behavior and/or violence, bullying or discrimination, in any form, whether oral, written, physical or visual.
-	We value diversity, equity and inclusion and strive for a diverse mix of backgrounds, viewpoints, talents and experiences and an inclusive working environment.
-	We stimulate personal and professional growth, where we give constructive mutual feedforward and learn from mistakes, focus on continuous improvement in everything we do and encourage collaboration and open dialogues.
-	We make sure communication with our colleagues is open, clear and friendly.

3.4	We take our responsibility as a sustainable investor seriously

-	We enable our clients to achieve their financial and sustainability goals.
-	We make sure our sustainability-related statements, declarations, actions, or communications clearly and fairly reflect the underlying sustainability profile of an entity, a financial product, or our services.

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-	As a sustainable investor, we strive to routinely integrate ESG factors into the decision making for all our investment processes, to make better informed investment decisions and to be better prepared for the future.
-	We integrate sustainability in our business operations through increasing sustainability awareness across the company, fostering an equal, diversified and empowering workplace, stepping up sustainability efforts in our own operations and increasing transparency in reporting.
-	We respect global human right standards in everything we do.
-	We aim to maintain respectful and cooperative interactions with governments, regulators and supervisors.

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4.	How we deal with the principles day by day

4.1	Applying the principles in practice

You are expected to practice the core principles of conduct in every aspect of your work and all your dealings with clients and other stakeholders as a representative of Robeco. Although the principles seem very clear, in reality, however, things are not always black and white. You may sometimes find yourself in a gray area, where we ask you to rely on your own professional judgement on how to apply the principles. Applying the principles in practice is all about making careful and conscious choices and being able to provide good reasons and arguments for the choices you made.

Another reality is that different people may have different views on what they find acceptable or unacceptable behavior. The rule of thumb is to view the behavior from the perspective of the person on the receiving end. In this case, it does not matter whether the behavior occurs intentionally or unintentionally or is ‘just meant as a joke’. Because intent, seniority or humor do not justify behavior that makes others feel unsafe, excluded or disrespected.

To illustrate and provide guidance on how the principles can be applied, we provide some practical day-to-day examples regarding conduct among colleagues. These examples are non-exhaustive and whether conduct is appropriate or not always depends on the actual scenario.

Appropriate behavior	Inappropriate behavior
Giving feedback on performance in a constructive, respectful and solution oriented manner, focused on results or behavior rather than personality.	Giving feedback on performance without clear examples or constructive dialogue. Or giving dismissive, humiliating feedback, especially in front of others or via email or chat.
Being mindful of different cultures, time zones and communication styles in a global working environment.	Making jokes, comments or assumptions about a colleague’s nationality, accent, culture or background.
Treating everyone fairly and inclusively, regardless of role, seniority, contract type or location.	Favoring or excluding colleagues based on personal preferences, stereotypes or informal “in-groups.”
Using inclusive and respectful language in meetings, emails, chats and presentations.	Using offensive, suggestive, intimidating, or aggressive language, even if intended as a joke.
Respecting personal boundaries, including working hours, privacy and personal circumstances.	Pressuring colleagues to respond outside reasonable hours or prying into personal matters without consent.
Addressing inappropriate behavior when it occurs or seeking guidance from management, HR or Compliance.	Ignoring or downplaying harassment, bullying, or discriminatory behavior.

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Raising concerns or disagreements professionally and directly, using appropriate internal channels if needed.	Venting frustrations about colleagues behind their back or spreading rumors or gossip.
Listening attentively when a colleague speaks and allowing them to finish before responding.	Interrupting colleagues, talking over them, or dismissing their input as irrelevant or “not important”.
Supporting colleagues who speak up or ask questions, especially junior or new team members.	Discouraging others from speaking up by mocking questions, rolling eyes or labelling concerns as “stupid” or “naïve”.
Acknowledging mistakes, apologizing when needed and learning from them together.	Blaming others, publicly shaming colleagues, or refusing to take responsibility for one’s actions.

4.2	Creating a safe and respectful working environment together

To avoid misunderstandings and create a safe environment where colleagues feel confident in what they can say or do, it is recommended to actively discuss this among your colleagues. We also recommend engaging in dialogues on what a safe work environment means, how colleagues can optimally work together and how colleagues can give and receive feedback in a safe and constructive way. Encouraging and investing in these dialogues will help to foster a safe and strong performance culture.

To further support colleagues, HR provides training on inclusive behavior.1 During this training colleagues can in an informal manner explore which conduct can be negatively perceived, how to unlearn such conduct and how to address inappropriate behavior in a constructive and engaging manner.

4.3	A practical checklist for conduct-related dilemmas

If you need to deal with a conduct-related dilemma, this checklist may help you to identify the best possible approach in the given situation:

1.	Identify the situation
Describe the situation by identifying the interests of all stakeholders.

2.	Take all interests into consideration
Make sure that you identify the interests of all involved parties to avoid conflicts of interest and to weigh the different interests against each other. Awareness of the conflicts of interests creates an open and transparent discussion toward a solution.

3.	Check the rules
Make sure that you are informed about the applicable policies and procedures, so that any decision you take observes both the letter and the spirit of the rules.

4.	Ask for feedback

1 Colleagues can subscribe for the DEI Essential training by creating a learning ticket via MyWorkday. Sessions will be scheduled once a sufficient number of registrations has been received.

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Ask the opinion of a colleague or manager. Test your view or decision on an outsider, someone from another department, or even outside Robeco (friends or family) to see if you can explain it, keeping confidentiality in mind.

5.	Determine your approach or decision
Determine your approach and communicate this with stakeholders if applicable. It will help you to gain insight and learn from each other’s experiences.

6.	Evaluate
Evaluate your decision afterward with your colleagues over a matter of time.

4.4	Where to seek advice and support

When experiencing unacceptable behavior, you may choose to speak directly to the person responsible, if that is a viable path. The purpose of the conversation is to give feedback and express your grievance. The desired outcome of the conversation is to avoid unacceptable behavior in the future.

Several people and functions are available for you to approach if you need help. You can be informed about what Robeco does to promote leadership, a strong culture and positive behavior or to discuss whether specific behavior could qualify as an integrity incident and what would be the preferred reporting channel.

Your (matrix) manager is the first person to reach out to, being responsible for creating a secure base for you and your team. Your manager is expected to create the circumstances for you to develop yourself, contribute to Robeco and its clients as well as to support and advice you in more difficult situations.

You can also turn to your HR business partner to discuss what Robeco offers in terms of personal support. The HR business partner can answer any questions regarding the Code of Conduct, and advice and assist you if you encounter behavior that seems to violate this Code.

Furthermore you can approach an internal confidential advisor to discuss any questions you may have regarding the Code of Conduct or behavior that you experience, in a confidential manner. The internal confidential advisors are trained to listen and advice you on how to deal with sensitive or challenging situations, and what routes you can follow.

Robeco also has an external confidential counselor who will listen to, guide and advise you in a confidential atmosphere.

Additionally, your compliance officer is always willing to listen to you and discuss any questions you may have regarding the Code of Conduct, how to apply the core principles in practice, as well as explain your options if you experience behavior violating the Code.

It is up to you to decide who you would like to ask for advice in a certain situation. You can take into account the circumstances such as confidentiality, anonymity, professional expertise, knowledge and understanding of the specific (Robeco) context of the situation. All the above mentioned persons and functions have been trained to handle challenging situations and they know how to safeguard confidentiality and the psychological safety of the person who seeks advice or support.

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5.	Violations of the Code of Conduct

5.1	We all have an important responsibility

Adherence to the Code of Conduct is essential for all of us. Everyone in Robeco must adhere to the standards set forth in this Code of Conduct. No one is exempt from these requirements, regardless of the position you hold, the location of your job or the number of hours you work.

You are therefore expected to annually confirm in a statement that you are familiar with the Code of Conduct and that you abide to it in practice.

Whenever you witness any suspected or actual violations of the Code of Conduct, you are expected to speak up and report such infringements without delay. Conduct in violation of the Code may jeopardize Robeco’s goals and performance and keep us from being the organization we want to be for our colleagues, clients and business partners and all other stakeholders.

5.2	Different reporting channels

Within Robeco, violations of the core principles set out in section 3 are defined as ‘integrity incidents’. There are multiple channels available to you, both within and outside Robeco, to report integrity incidents. You are free to select whichever channel you feel most comfortable taking. You can report integrity incidents through the following different channels:

(i)	Internal – Robeco. All integrity incidents can be reported to your Compliance Officer (from Robeco’s Compliance department), whereby Compliance will analyze the report and ensure appropriate follow-up.

(ii)	Internal – ORIX Group. All integrity incidents can be reported to the ORIX Hotline. Any reports to the ORIX Hotline are forwarded to a central desk in ORIX and Robeco’s Chief Compliance Officer. The latter will follow up on the filed incident report within Robeco.

(iii)	External. All integrity incidents involving unacceptable behavior, such as harassment (sexual or otherwise), intimidation, aggressive behavior and/or violence, bullying or discrimination, can be reported to Robeco’s external Confidential Counselor.[2] The external confidential counselor will treat an Integrity incident fully confidential and will inform Robeco annually and anonymously on the number and generic type of reports.

(iv)	External. Depending on the circumstances, an employee may report an integrity incident directly to an external competent authority via applicable whistleblowing procedures.

More information on the different reporting processes can be found in the Incident Management Policy, Integrity Incident & Whistleblowing Procedure and on the incident framework page on RobecoWorld.

2 Contact details of our global external Confidential Counsellors can be found in MyWorkday, search for ‘Confidential Counsellors’.

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Robeco has zero tolerance for retaliation against anyone who reports a concern or misconduct in good faith and with the reasonable belief that the information is true. No one has the authority to justify an act of retaliation and any employee who engages in retaliation will be subject to disciplinary action, which may include up to dismissal. You are not to be afraid or reluctant to speak up when appropriate.

5.3	Conduct management

You are expected to act with the highest sense of integrity and exercise unbiased judgment. Behaving in contravention of the core principles of the Code of Conduct (or other internal or external applicable to conduct rules) may, depending on the severity of the violation, lead to disciplinary measures which may include, but are not limited to:

(i)	Reprimand;
(ii)	Formal warning;
(iii)	Suspension;
(iv)	Demotion or replacement;
(v)	Reduce deferred parts of remuneration (malus) or claw back variable remuneration; and/or
(vi)	Termination of employment.

You are also expected to comply with applicable laws. If you violate a criminal law applicable to Robeco’s business, the matter may be reported to the appropriate authorities.

Related documents:

•	Acceptable Use Policy
•	AI Responsible Use Policy
•	AML & Sanctions Policy
•	Anti-Corruption and Anti-(Internal) Fraud Policy
•	Business Continuity Policy
•	Complaints Handling Policy
•	Conflicts of Interest Policy
•	Data Privacy Policy
•	Human Rights Statement
•	Incident Management Policy
•	Information Security Policy
•	Integrity Incident & Whistleblowing Procedure
•	Market Abuse Policy
•	Marketing Materials Policy
•	Media Policy
•	Privacy Statement Employees
•	Private Investment Transactions Policy
•	Incident management webpage on RobecoWorld (including all reporting channels)

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